FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                For the month of March 1, 2006 to March 31, 2006



                          CITYVIEW CORPORATION LIMITED
                              SEC File No. 00028794


             Level 9, 28 The Esplanade, Perth Western Australia 6000



(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F).

                    Form 20-F.......v...Form 40-F............

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                Yes.......................No....................

    (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.......................


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                                    SIGNATURE



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                          CITYVIEW CORPORATION LIMITED
                                  (Registrant)





Dated: April 4, 2006


/s/ P M SMYTH
.........................................
(Signed by)
P M SMYTH
Chief Executive


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               LIST OF AUSTRALIAN STOCK EXCHANGE ("ASX") DOCUMENTS


                For the month of March 1, 2006 to March 31, 2006

615      Medco Madura Pty Ltd
616      Resignation and appointment of Board members
617      South Sembakung-2, Simenggaris PSC
618      South Sembakung-2 Well Prospect Montage
619      South Sembakung-2, Simenggaris PSC
620      Non-Renounceable Rights Issue
621      Annual Report for the Financial Year ended 31 December 2005 lodged


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                                                    CITYVIEW
                                                    CORPORATION LIMITED
                                                    ACN 009 235 634

                                                    Level 9, 28 The Esplanade
                                                    Perth
                                                    Western Australia 6000
                                                    PO Box 5643
                                                    St George's Terrace
                                                    Perth
                                                    Western Australia 6831
                                                    Telephone: (61-8) 9226 4788
                                                    Facsimile: (61-8) 9226 4799
                                                    Email: info@cityviewcorp.com
                                                    Web: www.cityviewcorp.com

March 2, 2006


The Manager
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY           NSW              2000

                              MEDCO MADURA PTY LTD

CityView Corporation Limited announces that its wholly owned subsidiary, CityView Asia Pty Ltd has entered into an agreement with the shareholders of Medco Madura Pty Ltd - PT Medco Energi International Tbk ("Medco"), Midwestern Oil Pte Ltd and Bainsford Ltd for the restructuring of ownership interests in Medco Madura Pty Ltd ("MMPL"), relevant details of which are as follows:-

1. CityView's effective interest in Madura Production Sharing Contract ("PSC") will be scaled down from its current 13.00% (based on its 20% shareholding in MMPL) to a direct 2.65% interest in the Madura PSC.

2. In consideration for the transfer of (a) 10.35% direct interest to Medco and (b) 50% of CityView's entitlement to recover the previous payments made in relation to the Madura Block, Medco has agreed to bear CityView's share of all previous unpaid cash calls made by MMPL as well as CityView's portion of drilling and other costs in relation to a further one well to be drilled in the Madura block, namely Konang-3.

3. CityView remains fully entitled to the recovery of 50% of the previous payments made in relation to the Madura block on the same terms as specified in the Subscription Agreement between CityView and Medco dated 25 January 2000.

The Operator has advised that an application for a one year extension of the Madura concession for the drilling of Konang-3 has been submitted to the relevant authorities.

                                                    CITYVIEW
                                                    CORPORATION LIMITED
                                                    ACN 009 235 634

                                                    Level 9, 28 The Esplanade
                                                    Perth
                                                    Western Australia 6000
                                                    PO Box 5643
                                                    St George's Terrace
                                                    Perth
                                                    Western Australia 6831
                                                    Telephone: (61-8) 9226 4788
                                                    Facsimile: (61-8) 9226 4799
                                                    Email: info@cityviewcorp.com
                                                    Web: www.cityviewcorp.com

March 7, 2006




The Manager
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY           NSW              2000


                  RESIGNATION AND APPOINTMENT OF BOARD MEMBERS

CityView Corporation Limited ("CityView") announces the resignation of Ee Beng Yew as Chief Executive Officer and Director of CityView together with the resignation of Goh Yong Kheng as a Director and member of the Audit Committee. The Board would like to thank Messrs Ee and Goh for their commitment and contribution to the Company.

Mr Peter Mark Smyth has been appointed as Chief Executive Office and Director of the Company. Mr Smyth previously held the position with CityView from 1996 to 2002

Mr Smyth has extensive experience in the establishment and management of petroleum and mineral companies in various parts of the world.

                                                    CITYVIEW
                                                    CORPORATION LIMITED
                                                    ACN 009 235 634

                                                    Level 9, 28 The Esplanade
                                                    Perth
                                                    Western Australia 6000
                                                    PO Box 5643
                                                    St George's Terrace
                                                    Perth
                                                    Western Australia 6831
                                                    Telephone: (61-8) 9226 4788
                                                    Facsimile: (61-8) 9226 4799
                                                    Email: info@cityviewcorp.com
                                                    Web: www.cityviewcorp.com

14 March 2006



The Manager
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY           NSW              2000


                       SOUTH SEMBAKUNG-2, SIMENGGARIS PSC

CityView Corporation Limited ("CityView") is pleased to announce that it has been advised by the Operator Medco Simenggaris-Pertamina JOB that South Sembakung-2 well spudded on 9 March 2006. The well has reached a depth of 1453 feet: the target depth being 8525 feet. CityView is free-carried through the drilling of South Sembakung-2.

CityView has a 2.50% interest in the Simenggaris PSC and is entitled to the recovery of its previous payments of US$1,993,684 on the terms specified in the Subscription Agreement between CityView and Medco dated 25 January 2000.

                                                    CITYVIEW
                                                    CORPORATION LIMITED
                                                    ACN 009 235 634

                                                    Level 9, 28 The Esplanade
                                                    Perth
                                                    Western Australia 6000
                                                    PO Box 5643
                                                    St George's Terrace
                                                    Perth
                                                    Western Australia 6831
                                                    Telephone: (61-8) 9226 4788
                                                    Facsimile: (61-8) 9226 4799
                                                    Email: info@cityviewcorp.com
                                                    Web: www.cityviewcorp.com

March 16, 2006


The Manager
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY           NSW              2000

                     SOUTH SEMBAKUNG-2 WELL PROSPECT MONTAGE

CityView Corporation Limited ("CityView") (ASX:CVI) announces the following summary of a prospect montage prepared by the Operator Medco
Simenggaris-Pertamina JOB

The South Sembakung-2 prospect is located in the central part of the Simenggaris Block and is an exploration/delineation well. It is approximately 9 kms south-southwest of Sembakung-1; 2.7 kms west-northwest of the South Sembakung-1 well; 6 kms northeast of Pidawan-1.

The Sembakung-2 well encountered multiple sandstone reservoirs within Santul formations that flowed at 8715 BOPD and 14,618 MMCFGD. Log curve analysis indicated that sandstone reservoirs are of upper delta plain-prodelta depositions.

The South Sembakung-1 well flowed at a rate of 14.7 MMSCFGPD from the Meliat and Tabul formations. Pidawan-1 tested at 1.66 MMSCFGPD from one Santul sandstone layer.

The primary targets of the South Sembakung-2 well are sandstone reservoirs within the Tabul formation that are proven to have a significant hydrocarbon potential (via South Sembakung-1 testing).

The drilling will also establish the Santul formation sandstone reservoirs as the secondary target, as indicated by shows from the Sembakung field wells and as gas bearing (by Pidawan-1).

South Sembakung-2 is being drilled at a point where the seismic lines intersect and show a good-thick channel of sandstone development with the Tabul formation interval. The well is expected to penetrate the Top Santul at 1105feet; the Top Tabul at 3080feet; and Top Meliat at 5780feet.

                                                    CITYVIEW
                                                    CORPORATION LIMITED


HYDROCARBON RESOURCES
The South Sembakung-2 structure area is aiming to prove-up resources of 205 BCFG from four Tabul reservoirs. The estimated chance of success is 39%.

RECOMMENDATION TO DRILL
The recommendation to drill has been based on the analysis of the favourable results from adjacent wells and testing. Deposited sandstones in braided channels constitute good-excellent reservoir potential. Log porosity ranges from 20-32%.

GEOLOGICAL AND STRUCTURAL SETTING
South Sembakung-2 is situated in the Sembakung Bangkudulis half graben area in the western part of the Tarakan sub-basin. Uplifting during the Miocene formed the structures. Pliocene tectonics were rejuvenated by a westwards thrusting due to Plio-Pleistocene compression.

The prospect is one of an east-west trending 4-way dip structure that is a rollover anticline against a major NE-SW trending growth fault that was subsequently reversed by compression. The western part of the fault is cut by a NE-SW down. In the East the structure is also intersected by two minor east-west normal trending faults.

The South Sembakung structure is separated from the overall Sembakung structure to the north east by an elongated saddle, which may possibly be hydrocarbon trapping.

STRATIGRAPHY
The main potential source of hydrocarbons lie with organic rich shales and coals of the Meliat formation and to a lesser extent the Naintupo formation. Thermal maturity levels show that both shales are in the onset of maturity. The mature area (kitchen) lies just underneath the prospect location and extends 6 kms eastwards, likely expelling hydrocarbons into the trapping system in Upper Miocene-Pliocene. The migration systems are both lateral running through the adjacent carrier beds and vertically along the older growth fault prior to Plio-Pleistocene compression.

The well should penetrate the Tarakan, Santul and Tabul formations at shallow depth. It is likely that the Tarakan formations have been eroded; therefore the intra-formation shales with lower Santul and upper-middle Tabul it is expected will provide an excellent seal. Similarly, intra-formational shales in the Meliat will likely perform the same function.

                                                    CITYVIEW
                                                    CORPORATION LIMITED
                                                    ACN 009 235 634

                                                    Level 9, 28 The Esplanade
                                                    Perth
                                                    Western Australia 6000
                                                    PO Box 5643
                                                    St George's Terrace
                                                    Perth
                                                    Western Australia 6831
                                                    Telephone: (61-8) 9226 4788
                                                    Facsimile: (61-8) 9226 4799
                                                    Email: info@cityviewcorp.com
                                                    Web: www.cityviewcorp.com


27 March 2006




The Manager
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY           NSW              2000




                       SOUTH SEMBAKUNG-2, SIMENGGARIS PSC

CityView Corporation Limited ("CityView") is pleased to announce that it has been advised by the Operator Medco Simenggaris-Pertamina JOB that South Sembakung-2 well has reached a depth of 4658 feet. The target depth is 8525 feet. The Operator is currently running PEX-AIT logging.

CityView is free-carried through the drilling of South Sembakung-2.

                                                    CITYVIEW
                                                    CORPORATION LIMITED
                                                    ACN 009 235 634

                                                    Level 9, 28 The Esplanade
                                                    Perth
                                                    Western Australia 6000
                                                    PO Box 5643
                                                    St George's Terrace
                                                    Perth
                                                    Western Australia 6831
                                                    Telephone: (61-8) 9226 4788
                                                    Facsimile: (61-8) 9226 4799
                                                    Email: info@cityviewcorp.com
                                                    Web: www.cityviewcorp.com

29 March 2006




The Manager
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY           NSW              2000



                          NON-RENOUNCEABLE RIGHTS ISSUE

CityView Corporation Limited (ASX Code: CVI) ("CityView") announces that it intends to proceed with a pro-rata non-renounceable rights issue to underpin its existing oil and gas operations and to provide sufficient working capital to pursue new opportunities in the oil, gas and uranium sectors.

CityView will shortly lodge a prospectus for the offer of 80,661,616 new shares at an issue price of 4 cents together with one free attaching option exercisable at 8 cents on or before 31 March 2007 on the basis of one new share and one free attaching option for every share held at the record date. The rights issue will raise $3,226,465 before costs and it is proposed that the rights issue will be underwritten by Patersons Securities Limited.

The rights issue prospectus is scheduled to be lodged with the Australian Securities and Investments Commission and the Australian Stock Exchange shortly, with the full rights issue timetable to be advised at that time.

                                                    CITYVIEW
                                                    CORPORATION LIMITED
                                                    ACN 009 235 634

                                                    Level 9, 28 The Esplanade
                                                    Perth
                                                    Western Australia 6000
                                                    PO Box 5643
                                                    St George's Terrace
                                                    Perth
                                                    Western Australia 6831
                                                    Telephone: (61-8) 9226 4788
                                                    Facsimile: (61-8) 9226 4799
                                                    Email: info@cityviewcorp.com
                                                    Web: www.cityviewcorp.com


30 March 2006









CityView Corporation Limited lodged the Annual Report for the Financial Year Ended 31 December 2006. The report can be viewed at www.cityviewcorp.com under "Financials"


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  INFORMATION SUPPLIED TO AUSTRALIAN SECURITIES INVESTMENT COMMISSION ("ASIC")


                For the month of March 1, 2006 to March 31, 2006



               PROVIDED TO THE SECURITIES AND EXCHANGE COMMISSION


No documents were lodged with ASIC during the month of March 2006.